

SI

17017827

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68176

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESAE Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1410 Broadway Suite 1102
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Yang 917-399-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Star CPA
(Name – *if individual, state last, first, middle name*)

2422 South Atlantic Avenue (Address) (City) Fl (State) 32118 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JIM YANG , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESAE CAPITAL PARTNERS LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public


ELBAN K RIVERA II
Notary Public - State of New York
NO. 01RI6333134
Qualified in Orange County
My Commission Expires Nov 16, 2019

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities that are subordinated to claims of creditors.
2. Company exempt under 15c301(2) and 17a-5(e).
3. Company is not a consolidated entity

ESAE CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2016

ESAE CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

	Page Numbers
Report of Independent Registered Public Accounting Firm	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	3
Statements of Operations and Comprehensive Income	4
Statements of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 11
SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS:	
Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2016	12 - 13
Report of Independent Registered Public Accounting Firm on the Company's Exemption Report	14
Independent Auditor's Report on SIPC Annual General Assessment	16

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of ESAE CAPITAL PARTNERS, LLC

We have audited the financial statements of ESAE CAPITAL PARTNERS, LLC ("Company") which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended December 31, 2016 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ESAE CAPITAL PARTNERS, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of ESAE CAPITAL PARTNERS, LLC's financial statements. The supplemental information is the responsibility of ESAE CAPITAL PARTNERS, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole



Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 15, 2017

ESAE CAPITAL PARTNERS, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS		For Year Ended December 31, 2016
CURRENT ASSETS		
Cash and cash equivalents	$	15,573
Accounts receivable		90,000
Other receivable		3,896
Marketable securities - available for sale		93,814
Deposits		-
Total current assets		203,283
Other non-current assets, less accumulated amortization		-
TOTAL ASSETS	$	203,283
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	12,552
Other accrued expenses		-
Total current liabilities		12,552
MEMBERS' EQUITY		
Members' equity		141,079
Accumulated other comprehensive income		
Unrealized gain on securities available for sale		49,652
Total Members' Equity		190,731
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	203,283

See notes to financial statements and auditors' report.

ESAE CAPITAL PARTNERS, LLC
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
AS OF DECEMBER 31, 2016

		2016
REVENUES:		
Fee Income	$	280,000
EXPENSES:		
Compensation	$	176,750
General operating expenses		33,796
Travel expense		58,239
Rent expense		33,000
Professional services		3,500
Total expenses		305,285
OTHER INCOME		
Interest income	$	2
Dividend/Other income		1,806
Realized gain on securities		-
Total other income		1,808
NET (LOSS) FROM OPERATIONS	$	(23,477)
Other comprehensive income:		
Unrealized gains on securities		8,554
Comprehensive income	$	(14,923)

See notes to financial statements and auditors' report.

ESAE CAPITAL PARTNERS, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2016

	Units	Member's Equity	Accumulated Other Comprehensive Income	Total Member's Equity
Balances, December 31, 2015	200,000	$ 143,056	$ 41,098	$ 184,154
Plus Capital Contributions		20,000	-	20,000
Less Distributions		-	-	-
Unrealized gain on marketable securities		-	8,554	8,554
Adjustment		1,500	-	1,500
Net comprehensive income (loss) for 2016		(23,477)	-	(23,477)
Balances, December 31, 2016	200,000	$ 141,079	$ 49,652	$ 190,731

See notes to financial statements and auditors' report.

ESAE CAPITAL PARTNERS, LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2016

		2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(23,477)
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		
Net change in operating assets and liabilities:		
Gain on sale marketable securities		-
Accounts receivable and other receivables		(59,697)
Accounts payable		7,630
Accounts payable and accrued liabilities		-
Other		1,500
Deposits		(837)
NET CASH PROVIDED BY OPERATING ACTIVITIES		(74,881)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sales of marketable securities		-
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in distributions		-
Net change Capital contributions		20,000
Adjustment		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		20,000
NET CHANGE IN CASH AND CASH EQUIVALENTS		(54,881)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		70,454
CASH AND CASH EQUIVALENTS, END OF YEAR	$	15,573

See notes to financial statements and auditors' report.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016

Note 1 **Organization**

Organization and Business
Esae Capital Partners, LLC, (the "Company"), a Delaware Limited Liability Company, was formed on October 21, 2008 in the State of Delaware and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in October 2009, and with the Financial Industry Regulatory Authority (FINRA).

On August 2, 2011, the Company closed a transaction to sell 100% of its membership interests to TONGYANG Securities, Inc. and its affiliates ("TYS") a Corporation organized under the laws of the Republic of Korea and the Company's legal name was changed to TONGYANG Esae Capital Markets, LLC ("TYECM"). TYECM was managed by TYS and TYS owned 100% of the membership interest in the Company and was the sole member. Previously, the Company was managed by Esae Management Group, LLC ("EMG"), a Delaware Limited Liability Company, which owned 100% of the membership interests of the Company and was the sole managing member.

On May 7, 2012, the TYECM received $250,000 in exchange for issuing 39.79% of the issued and outstanding membership interests to TONGYANG Securities Hong Kong Limited ("TYHKL"), a fully owned subsidiary of TYS.

On September 30, 2013, EMG purchased 95% of the membership interests of the Company from TYS and TYHKL, resulting in TYS and TYHKL collectively holding 5%. The transaction involved changing the Company's name back to Esae Capital Partners, LLC and the conversion of 50,000 membership units into 10,000 membership units and then the issuance of 190,000 new membership units to EMG (see Note 4).

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts

NOTE 2 **Summary of Significant Accounting Policies**

Accounting Basis of Presentation
These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

NOTE 2 Summary of Significant Accounting Policies -- Continued

Revenue Recognition

The Company recognizes revenue only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured. The Company's revenues consist of contracts for services that are recognized over the service period. At December 31, 2016, management believes all receivables to be fully collectible.

Cash Equivalents and Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business. Cash and cash equivalents are on deposit with financial institutions without restrictions. As of December 31, 2016, the accounts contain $0 above the federally insured limits of $250,000.

Concentrations of Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counter parties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counter parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions described below.

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, and marketable debt securities. The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements. The Company's investment policy addresses the level of credit exposure by limiting the concentration in any on corporate issuer or sector. To manage the risk exposure, the Company maintains its portfolio of cash and cash equivalent and shore term and long term investments. he Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business. Cash and cash equivalents are on deposit with financial institutions without restrictions.

Marketable Securities

Marketable securities are held for an indefinite period of time and thus are classified as available for sale securities. Realized investment gains and losses calculated on the average cost method are included in the statement of operations, as are provisions for other than temporary declines in the market value of available for sale securities. Unrealized gains and unrealized losses deemed to be temporary are excluded from earnings as a component of other comprehensive income. Factors considered in judging where an impairment is other than temporary include the financial condition, business prospects and creditworthiness of the issuer, the length of time that fair value has been less than cost, the relative amount of decline, and the Company's ability and intent to hold the investment until the fair value recovers. Accordingly, the Company recorded no impairment for losses of an other than temporary nature during 2016 and 2015.

NOTE 2 **Summary of Significant Accounting Policies -- Continued**

Fair Value Measurements
TAs required by the Fair Value Measurements and Disclosures Topic of the FASB ASC ("ASC 820-10"), fair value is measured based on a three tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and)level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. The carrying value of the Company's marketable securities held for sale of $93,814 and $85,260 at December 31, 2016 and 2015, respectively, were value using level 1 inputs.

The carrying value of the Company's remaining financial assets and liabilities which consist of cash, accounts payable and accrued liabilities are not valued using level 1, 2 or 3 inputs. The Company believes that the recorded values approximate their fair value due to the short maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, exchange or credit risks arising from these financial instruments.

Accounts Receivable
Accounts receivable is comprised of uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. The carrying amount of accounts receivable is reviewed periodically for collectability. If management determines that collection is unlikely, an allowance that reflects management's best estimate of the amounts that will not be collected is recorded. Management reviews each accounts receivable balance that exceeds 30 days from the invoice date and, based on assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. As of December 31, 2016 and 2015, the Company had not recorded a reserve for doubtful accounts.

Income Taxes
The Company is a Limited Liability Company ("LLC") for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company is a single member LLC and is a disregarded entity for IRS purposes. Therefore, the Company has no federal, state, or local filing requirement. The Company's members are taxed on the Company's earnings.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2012 through 2016) remain subject to income tax audits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ESAE CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016

Note 3 ***Marketable Securities***

The Company recorded $8,554 and ($9,004) of other comprehensive income/(loss) associated with unrealized gains and losses on these investments during the years ended December 31, 2016 and 2015, respectively.

The following is a summary of available for sale marketable securities as of December 31, 2016 and 2015:

	2016				
	Beginning Balance	Purchases (Sales) at Cost	Realized Gain/ (Losses)	Unrealized Gain/(Losses)	End of Year Market or Fair Value
Equity Securities	$ 85,260	$ 0	$ 0	$ 8,554	$ 93,814

	2015				
	Beginning Balance	Purchases (Sales) at Cost	Realized Gain/ (Losses)	Unrealized Gain/(Losses)	End of Year Market or Fair Value
Equity Securities	$ 110,380	$ (20,492)	$ 4,377	$ (9,004)	$ 85,260

Note 4 Member's Equity

During the year ended December 31, 2012, TYHKL contributed capital of $250,000 in exchange for 39.79% of the issued and outstanding membership interests.

During the year ended December 31, 2013, EMG contributed capital of $225,000 in exchange for 190,000 member units of the Company. In addition to this transaction and immediately prior, the 50,000 member units outstanding were reduced to 10,000 units. The resulting ownership of TYS and TYHKL was 4,000 and 6.000 units, respectively. Finally, additional income earned during the time between valuing the 190,000 member units in March 2014 and executing the purchase of the units in September 2014, a $53,505 difference in members' equity was reclassified as payable to EMG's owner.

During the year ended December 31, 2015, the Company distributed $75,000 to EMG and received $25,000 from EMG.

During the year ended December 31, 2016, the Company distributed $0 to EMG and received $20,000 from EMG.

Note 5 Commitments

On January 2, 2014, the Company executed a new sublease with Hana Financial Inc., one-year lease agreement with automatic one year extensions with a 60-day termination notice provision. The annual rent is $18,000. The sublease was extended for another year at the same rate of $1,500 payable each month, for a total annual rent of $18,000 for 2016.

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2016, the Company has net allowable capital of $82,763 which exceeded the required net capital by $77,763.

Note 7 Related parties

None.

Note 8 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

ESAE CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	190,731
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		190,731
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2016		-
Total capital and allowable subordinated liabilities		190,731
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		-
Other assets		93,896
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		96,835
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		(14,072)
Undue concentrations		-
Other		-
Net capital	$	82,763
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	837
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		77,763
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		76,763

See notes to financial statements and auditors' report.

ESAE CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2016

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition	$	12,552
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	12,552
Ratio: Aggregate indebtedness to net capital		15.17%
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of December 31, 2016)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		82,763
Net audit adjustments		-
Net capital per above		82,763

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2016.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
ESAE Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) ESAE Capital Partners, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 15, 2017

Esae Capital Partners, LLC
1410 Broadway, Suite 1102
New York, NY 10018



January 1, 2017

Esae Capital Partners, LLC (SEC#8-68176 / FINRA CRD#149687) is exempt from SEC Rule 15c-3 under the provisions of paragraph (k)(2)(i) and has met all of the exemptions for the most recent fiscal year of 2016.

Thank You,



Jim Yang
Managing Director

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Member of ESAE Capital Partners, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by ESAE Capital Partners, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating ESAE Capital Partners, LLC's compliance with the applicable instructions of Form SIPC-7. ESAE Capital Partners, LLC's management is responsible for ESAE Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 15, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/16

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(33-REV 7/10)

REVISION

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ESAE CAPITAL PARTNERS
1410 BROADWAY SUITE 1102
NY, NY, 10018

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 679

B. Less payment made with SIPC-6 filed (exclude interest) (24.15)
7/26/16
Date Paid

C. Less prior overpayment applied (162.39)

D. Assessment balance due or (overpayment) 492.46

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 492.46

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 679

H. Overpayment carried forward $(186.54)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ESAE CAPITAL PARTNERS
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

MG PARTNER
(Title)

Dated the 30 day of JAN, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 5 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/16 and ending 12/31/16

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 280,000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	8,554
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	8,554
2d. SIPC Net Operating Revenues	$ 271,446
2e. General Assessment @ .0025	$ 679
	(to page 1, line 2.A.)